

July 3, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (203) 761-0839

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

> **Re:** **Startech Environmental Corporation**
> **Registration Statement on Form S-1**
> **Filed June 1, 2007**
> **File No. 333-143478**
> **Form 10-K for the year ended October 31, 2006**
> **Filed February 12, 2007**
> **Form 10-Q for the period ended January 31, 2007**
> **Filed March 26, 2007**
> **File Nos. 000-25312**

Dear Mr. Longo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering for resale shares of common stock issuable upon the exercise of warrants. Given the size of the offering of these shares by the selling shareholders relative to the number of outstanding shares held by non-affiliates, the offering appears to be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you may not conduct an at the market primary offering in accordance with Rule 415(a)(4) of Regulation C under the Securities Act for these shares. You must:

    - File a registration statement for the "resale" offering at the time of each note conversion and warrant exercise because you are ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).
    - Identify the selling shareholders as underwriters in the registration statement.
    - Include the price at which the underwriters will sell the securities.

    Alternatively, you may proceed with the offering under this registration statement by either (i) removing the shares from the registration statement or (ii) identifying the selling shareholders as underwriters and including a fixed price at which the selling shareholders will sell the shares.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants).

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures and warrants.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
    - the total possible profit the selling shareholders could realize as a result of the exercise price discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:
        - the market price per share of the securities underlying the warrants on the date of the sale of the warrants;
        - the exercise price per share of the underlying securities on the date of the sale of the warrants, calculated as follows:
            - if the exercise price per share is set at a fixed price, use the price per share established in the warrants; and
        - the total possible shares underlying the convertible securities;
        - the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;
        - the total possible shares the selling shareholders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and
        - the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
    - The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
        - market price per share of the underlying securities on the date of the sale of that other security;
        - the conversion/ exercise price per share as of the date of the sale of that other security, calculated as follows:
            - if the conversion/ exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and
            - if the conversion/ exercise price per share is not set at a fixed price and, instead, is set at a floating rate in

> relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
> - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
> - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible number of shares to be received;
> - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
> - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price in the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
    - the gross proceeds paid or payable to the issuer in the warrants transactions;

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
    - the date of the transaction;
    - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
    - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
    - the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
    - the number of shares outstanding prior to the warrants transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
    - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
    - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
    - the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
    - the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

    In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:
    - whether—based on information obtained from the selling shareholders— any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:
        - the date on which each such selling shareholder entered into that short position; and
        - the relationship of the date on which each such selling shareholder

entered into that short position to the date of the announcement of the warrants transactions and the filing of the registration statement (e.g., before or after the announcement of the transactions, before the filing or after the filing of the registration statement, etc.).

10. Please provide us, with a view toward disclosure in the prospectus, with:
   - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and
   - copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

   If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

12. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

13. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Cornell Financing Agreements, page 8

14. Please disclose any distributions under the April 2007 Standby Equity Distribution Agreement. Please disclose that all shares issued or issuable in the

future under to the agreement will contain transferability restrictions. Please also state whether you granted registration rights with respect to the Standby Equity Distribution Agreement and, if so, disclose the terms and conditions of the registration rights. Finally, please disclose the means through which these shares will be sold by Cornell and provide risk factor disclosure of the dilutive effects of this form of financing.

Dilution, page 22

15. It is unclear whether the transaction discussed under this heading relates to the shares being registered for resale pursuant to this registration statement. Please revise your disclosure under this heading to discuss the dilutive effects of this offering. We may have additional comments upon review of your response.

Management's Discussion and Analysis, page 24
Results of Operations, page 26

16. We note that your discussion of revenues for the three months ended January 31, 2007. You state all of your first quarter revenues of $65,976 were generated from the amortization of a portion of certain distributorship agreements, and we note from page F-10 that distribution rights are amortized over a three year period. Please address the following comments:

   - Please disclose in the S-1 and in future filings the nature of the distributorship agreements and their specific terms or provisions. For each financial statement period, disclose the number of agreements in force. Disclose the range or average amount of cash received on these agreements and disclose the payment terms. Disclose the financial statement line items that are impacted by distribution agreement transactions. Disclose the proportion of the deferred revenue liability balance at each balance sheet date that is comprised of distribution rights.
   - You also state that, additionally, revenues were derived from the completed installation in Mihama. However, you previously stated all your first quarter 2007 revenues were generated from the amortization of your distributorship agreements. Please tell us how much revenue is attributable to this installation, if any, and explain to us how revenue could be attributed to this item when, on page 11, you state that to date, you have delivered and installed only two Plasma Converters, the later of which was installed in April 2002.
   - Please tell us the nature of the overhaul project in Mihama during the three months ended January 31, 2006.

17. You state that the decrease in general and administrative expenses during the first quarter of fiscal 2007 was related to lower interest expenses, lower legal and accounting expenses, and stock based compensation in 2007. Please tell us how

you determine that interest expense should be classified as general and administrative expense.

Legal Proceedings, page 43

18. Please revise your disclosure under this heading to disclose the factual basis for the claim asserted by the plaintiffs as well as your counterclaim. Please also revise to state the date (day, month, year) the suit was filed, and the scope, if known, of the plaintiff class. Refer to Item 103 of Regulation S-K.

19. Please briefly disclose the facts underlying the complaint.

Principal Shareholders and Stock Holdings of Management, page 52

20. We note that the final line of your table refers to a total of eight executive officers and directors, while only seven are named in the table. Please revise accordingly.

21. We note that footnotes 5 and 8 do not appear to refer to disclosure in the table, while footnote 8 does not contain any disclosure in the footnote itself. Please revise to provide clear disclosure of the ownership interests of executive officers, directors, and beneficial owners, as required by Item 403 of Regulation S-K.

October 31, 2006 Financial Statements
Note 2 – Summary of Significant Accounting Policies, page F-9
Revenue Recognition, page F-10

22. You state that you recognize revenue on the sale of your manufactured products and installation at the date of shipment and when installed. If applicable, please expand the discussion of your revenue recognition policies to address the treatment of the multiple contract deliverables (i.e., manufacturing and installation). Discuss the units of accounting identified pursuant to EITF 00-21 or other authoritative guidance and how you have allocated the consideration. Disclose your revenue recognition policies for each unit of accounting. Revise the footnotes to the financial statements accordingly.

Note 15 – Litigation and Other Contingencies, page F-25

23. We note the primary action related to an alleged misrepresentation in a private placement transaction and that you are unable to evaluate the likelihood of an unfavorable outcome at this time. In your amended document, please comply with the disclosure requirements of paragraphs 8-10 of SFAS 5.

Form 10-K for the year ended October 31, 2006
Certifications – Exhibits 31.1 and 31.2

24. In future filings, as appropriate, please do not include item (b) to paragraph 4 and the accompanying introductory language in overall of paragraph 4 that refers to your internal control over financial reporting, as you have not yet issued a management assessment of your internal control. Refer to Release No. 33-8618.

Form 10-Q for the period ended January 31, 2007
Certifications – Exhibits 31.1 and 31.2

25. In future filings, please revise your management certifications to conform exactly to Item 601(b)(31) of Regulation S-K. Note also the correct Exchange Act Rules are 13a-15(e) and 15d-15(e).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Scott Rosenblum (*via facsimile* 212/715-8000)
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, New York 10036